SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 19, 2007

(Commission File No. 1-15024)

This Report on Form 6-K shall be incorporated by reference in our Registration Statements on Form F-3 as filed with the Commission on May 11, 2001 (File No. 333-60712) and our Registration Statements on Form S-8 as filed with the Commission on September 5, 2006 (File No. 333-137112) and on October 1, 2004 (File No. 333-119475), in each case to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

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Enclosure:             Novartis AG Announces Results for the Third Quarter of 2007

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

QUARTERLY REPORT   •   RAPPORT TRIMESTRIEL   •   QUARTALSBERICHT

Novartis delivers record earnings in first nine months of 2007 thanks to strong operational performance and divestment gains

•                    Strong operational performance for Group continuing operations:

•                  Nine-month net sales up 13% to USD 28.1 billion (+9% local currencies) driven by all divisions, particularly Vaccines and Diagnostics and Sandoz

•                  Operating income rises 9% to USD 6.5 billion, excluding a one-time incremental environmental provision of USD 590 million to cover worldwide remediation plans

•                    14 positive US and EU regulatory decisions so far in 2007; launches underway for Tekturna/Rasilez, Exforge, Lucentis, Galvus, Exelon Patch, Aclasta/Reclast and Tasigna

•                    To expand management experience and provide fresh impetus, Joe Jimenez becomes CEO of Pharmaceuticals and Thomas Ebeling named as CEO of Consumer Health

•                    Group net income for first nine months doubles to USD 11.1 billion thanks to after-tax gains of USD 5.2 billion from Medical Nutrition and Gerber divestments

•                  Novartis now focused solely on healthcare

•                    Group on track for record operating and net income from continuing operations in 2007 (excluding environmental provision)

•                    Elimination of 1,260 positions in US Pharma marketing and sales organization to adapt to new product portfolio, generating annual savings of USD 230 million

Group key figures – Nine months to September 30

	YTD 2007			YTD 2006			% change

	USD m		% of net sales	USD m		% of net sales	USD	lc

Continuing operations:
– Net sales	28 141			24 995			13	9
– Operating income excl. environmental charge	6 474		23.0	5 917		23.7	9
– Net income	5 609		19.9	5 229		20.9	7
Net income – Discontinued operations	5 446			310
Net income – Total	11 055			5 539			100
Basic earnings per share – Continuing operations	USD	2.40		USD	2.23		8
Basic earnings per share – Total	USD	4.74		USD	2.36		101

All product names appearing in italics are trademarks owned by or licensed to Novartis Group Companies

Group key figures – Third quarter

	Q3 2007			Q3 2006			% change

	USD m		% of net sales	USD m		% of net sales	USD	lc

Continuing operations:
– Net sales	9 613			8 821			9	5
– Operating income excl. environmental charge	2 042		21.2	1 979		22.4	3
– Net income	1 574		16.4	1 792		20.3	-12
Net income – Discontinued operations	5 294			78
Net income – Total	6 868			1 870			267
Basic earnings per share – Continuing operations	USD	0.68		USD	0.77		-12
Basic earnings per share – Total	USD	2.97		USD	0.80		271

Basel, October 18, 2007 – Commenting on the results, Dr. Daniel Vasella, Chairman and CEO of Novartis said: “Following the successful divestments of the Medical Nutrition and Gerber businesses we are now strategically focused on healthcare products. Despite the anticipated weak quarter in Pharmaceuticals, we showed a strong operational performance driven by our other businesses. I am especially pleased that Vaccines and Diagnostics and Sandoz grew dynamically and improved profitability. This demonstrates that our focused diversification at least partially balances the risks recently seen in the pharmaceutical industry with heightened FDA demands and a more aggressive and risk-taking generics industry in the US. After losing several products to generics, Pharmaceuticals succeeded in launching many new medicines, including Lucentis, Exforge, Tekturna/Rasilez, Exelon Patch, Tasigna, Galvus and Aclasta/Reclast, creating the foundation for a new growth phase that will be visible starting in the second half of 2008. Our overall objective to bring new medicines to patients is reflected in the 14 positive US and European regulatory decisions already received in 2007. The announced changes at the divisional leadership level will not just broaden management experience but also bring fresh impetus and efficiency after a long and strong growth period.”

Nine months to September 30

Net sales

	YTD 2007	YTD 2006	% change

	USD m	USD m	USD	lc

Pharmaceuticals	17 873	16 527	8	5
Vaccines and Diagnostics	1 054	501	110	108
Sandoz	5 198	4 306	21	15
Consumer Health continuing operations	4 016	3 661	10	6
Net sales from continuing operations	28 141	24 995	13	9

Group

All divisions – particularly Vaccines and Diagnostics and Sandoz – supported the expansion in Group net sales from continuing operations. Higher net sales volumes represented seven percentage points of growth, while acquisitions provided two percentage points and currency translation four percentage points. Price changes had no impact.

Pharmaceuticals

Europe, Latin America and key emerging markets all delivered strong growth, with the Oncology and Neuroscience franchises growing at double-digit rates and many of the top 10 brands maintaining No.1 leadership positions in their therapeutic areas. Diovan (USD 3.7 billion, +17% lc) and Gleevec/Glivec (USD 2.2 billion, +14% lc) both generated good growth, while the new brands Tekturna/Rasilez, Exforge, Exjade, Lucentis, and Xolair expanded rapidly. US net sales fell 3% as growth from many brands were offset by the Zelnorm suspension in March as well as generic competition for Lotrel, Lamisil and Famvir.

Vaccines and Diagnostics

Strong deliveries of vaccines for seasonal influenza to the US as well as vaccines for tick-borne encephalitis and pediatric vaccine components drove growth. On a comparable basis, net sales rose 49% (including net sales from Chiron before April 2006 acquisition).

Sandoz

Dynamic performance thanks mainly to the US and supported by recent launches of difficult-to-make generics, strong growth of the base portfolio and the Lotrel authorized generic. Several other countries contributed to growth, benefiting from initiatives in emerging growth markets and Western Europe.

Consumer Health continuing operations

OTC and Animal Health each delivered double-digit gains thanks to a focus on strategic brands, new product launches and expansion in emerging markets and Japan. CIBA Vision net sales rose as contact lens deliveries were resumed in 2007 following recent product shortages.

Operating income – Nine months to September 30

	YTD 2007		YTD 2006		Change

	USD m	% of net sales	USD m	% of net sales	In %

Pharmaceuticals	5 161	28.9	5 082	30.7	2
Vaccines and Diagnostics	179	17.0	-28	-5.6
Sandoz	789	15.2	532	12.4	48
Consumer Health continuing operations	727	18.1	687	18.8	6
Corporate income & expense, net	-382		-356		7
Operating income from continuing operations excluding environmental charge	6 474	23.0	5 917	23.7	9
Corporate environmental provision increase	-590
Operating income from continuing operations	5 884		5 917		-1

Group

Excluding the Corporate expense of USD 590 million to increase environmental provisions, operating income from continuing operations rose 9%.

Pharmaceuticals

Major investments in new product launches and late-stage clinical trials as well as lost US operating income from Lotrel, Zelnorm and Lamisil were among the factors leading to an only modest increase in operating income and a decline in the operating margin to 28.9 % of net sales. R&D investments were up 20% and represented 20.4% of net sales, up 1.9 percentage points from the 2006 period. Marketing & Sales expenses as a percentage of net sales rose 0.9 percentage points to support the new brands Exjade, Lucentis, Exforge, Tekturna/Rasilez and Aclasta/Reclast. Cost of Goods Sold was negatively impacted by an intangible asset impairment charge of USD 320 million following the start of US generic competition for Famvir. However, Other Income & Expense improved from one-time gains mainly related to the sale of equity investments and a launch provision reversal for Tekturna/Rasilez. Excluding exceptional items and the amortization of intangible assets in both periods, adjusted operating income rose 5% and the operating margin was 31.6%.

Vaccines and Diagnostics

The strong expansion, particularly in seasonal influenza vaccines, led to operating income of USD 179 million. Adjusting for legal settlement gains of USD 83 million as well as for restructuring charges and acquisition-related amortization of intangible assets resulted in adjusted operating income of USD 323 million.

Sandoz

Advancing sharply faster than net sales growth, operating income benefited from ongoing improvements in sales volumes thanks to new product launches and efficiency improvements throughout the division, with the operating margin rising to 15.2%. Excluding exceptional items and the amortization of intangible assets in both periods, adjusted operating income rose 19% and the adjusted operating margin was 20.8%.

Consumer Health continuing operations

On the back of a solid performance, significant investments were made throughout the division in R&D and marketing to support new product launches and geographic expansion.

Third quarter

Net sales

	Q3 2007	Q3 2006	% change

	USD m	USD m	USD	lc

Pharmaceuticals	5 885	5 776	2	-2
Vaccines and Diagnostics	572	374	53	52
Sandoz	1 783	1 425	25	18
Consumer Health continuing operations	1 373	1 246	10	6
Net sales from continuing operations	9 613	8 821	9	5

Group

Sandoz, Vaccines and Diagnostics and Consumer Health all delivered strong growth, helping to offset the decline in Pharmaceuticals in the US market. The expansion in Group net sales from continuing operations came from five percentage points of higher sales volumes, while acquisitions added one percentage point and currency translation had a positive impact of four percentage points. Net price changes led to a decline of one percentage point.

Pharmaceuticals

Strong growth in key regions – particularly in Europe, Latin America and emerging growth markets – was offset by the loss of Zelnorm, Lotrel, Lamisil and Famvir in the US, where net sales declined 17%. The leading brands Diovan (USD 1.3 billion, +14% lc), Gleevec/Glivec (USD 783 million, +14% lc), Sandostatin and Femara were supported by increasing contributions from new products including Tekturna/Rasilez, Exforge, Exjade, Lucentis, and Xolair, had combined net sales of about USD 300 million in the quarter.

Vaccines and Diagnostics

Seasonal influenza vaccine deliveries occurred earlier for the 2007/2008 flu season and were sharply higher for the current season than in the year-ago period. Diagnostics delivered growth from market share expansion in Europe and the West Nile Virus test.

Sandoz

Dynamic expansion driven by recently launched products in the US increasing at a fast pace. Key US contributors were authorized versions of Lotrel and ondansetron (Zofran®)(1) as well as generics of the difficult-to-make products metoprolol succinate ER (Toprol-XL®)(1) and cefdinir (Omnicef®)(1). Other top regions were Eastern Europe, Asia and Latin America.

Consumer Health continuing operations

OTC and Animal Health both delivered robust growth, leading to the overall double-digit expansion. The start of the “cough and cold” season in the US underpinned OTC, while new product launches in Europe and recent entry in Japan further supported the performance. Animal Health benefited from the integration of Sankyo Lifetech.

(1)  Zofran® is a registered trademark of GlaxoSmithKline, Toprol-XL® is a registered trademark of AstraZeneca and Omnicef® is a registered trademark of Abbott Laboratories

Operating income – Third quarter

	Q3 2007		Q3 2006		Change

	USD m	% of net sales	USD m	% of net sales	In %

Pharmaceuticals	1 541	26.2	1 779	30.8	-13
Vaccines and Diagnostics	172	30.1	10	2.7
Sandoz	228	12.8	87	6.1	162
Consumer Health continuing operations	244	17.8	241	19.3	1
Corporate income & expense, net	-143		-138		4
Operating income from continuing operations excluding environmental charge	2 042	21.2	1 979	22.4	3
Corporate environmental provision increase	-590
Operating income from continuing operations	1 452		1 979

Group

Operating income from continuing operations rose 3% when excluding the USD 590 million one-time increase in Corporate environmental liability provisions.

Pharmaceuticals

Operating income was heavily impacted by the loss of contributions from Zelnorm, Lotrel and Lamisil in the US and the USD 320 million impairment charge for Famvir as well as investments in new launches and late-stage development compounds. Marketing & Sales investments rose 1.1 percentage points as a percentage of net sales over the 2006 quarter to support investments in Tekturna/Rasilez, Exforge and Aclasta/Reclast. R&D expenses were up 1.2 percentage points as a percentage of net sales for late-stage trials, including QAB149, FTY720, Galvus, AGO178 and MFF258. Other Income & Expense contributed 2.9 percentage points, thanks to USD 166 million in gains from the sale of Tanox shares and product divestments. Excluding exceptional items and the amortization of intangible assets in both periods, operating income fell 3% and the operating margin was 31.4%.

Vaccines and Diagnostics

Underlying operating income of USD 246 million reflected the dynamic increase in sales of seasonal influenza vaccines to the US and shipments occurring earlier than in 2006. Reported operating income includes USD 74 million in restructuring and acquisition-related amortization charges.

Sandoz

Excellent underlying improvement thanks to ongoing volume growth and new product launches. Operational improvements in manufacturing and efficiencies in Marketing & Sales further supported growth. Excluding exceptional items and amortization of intangible assets in both periods, operating income rose 28% and the adjusted operating margin was 19.2%.

Consumer Health continuing operations

Investments for several new product launches and expansion into emerging markets and Japan led to operating income growing at a slower rate than net sales.

Corporate

First nine months

	YTD 2007	YTD 2006	Change	% change

	USD m	USD m	USD m

Operating income from continuing operations excluding environmental charge	6 474	5 917	557	9
Corporate environmental provision increase	-590		-590
Income from associated companies	308	193	115	60
Financial income	286	259	27	10
Interest expense	-176	-209	33	-16
Taxes	-693	-931	238	-26
Net income from continuing operations	5 609	5 229	380	7
Net income from discontinued Consumer Health operations	5 446	310	5 136
Total net income	11 055	5 539	5 516	100

Third quarter

	Q3 2007	Q3 2006	Change	% change

	USD m	USD m	USD m

Operating income from continuing operations excluding environmental charge	2 042	1 979	63	3
Corporate environmental provision increase	-590		-590
Income from associated companies	116	88	28	32
Financial income	109	72	37	51
Interest expense	-66	-76	10	-13
Taxes	-37	-271	234	-86
Net income from continuing operations	1 574	1 792	-218	-12
Net income from discontinued Consumer Health operations	5 294	78	5 216
Total net income	6 868	1 870	4 998	267

Income from associated companies

In the third quarter, income from associated companies was USD 116 million, up 32% from USD 88 million in the year-ago period. The Roche investment contributed USD 113 million, representing an anticipated share of USD 144 million from Roche’s 2007 third quarter net income, which was offset by USD 31 million for amortization of intangible assets. In the first nine months, income was USD 308 million compared to USD 193 million in the 2006 period, which included one-time charges for the Chiron acquisition.

Financial income, net

Net financial income in the third quarter was USD 43 million compared to a loss of USD 4 million in the 2006 third quarter, reflecting good currency management in challenging conditions and additional returns from increased liquidity due to divestitures. In the first nine months, net financial income was USD 110 million, more than double the income from the 2006 period.

Taxes

Group continuing operations for the first nine months of 2007 had a tax rate of 11.0%, down from 15.1% in the prior-year period due to factors that included reduced profits in the US, the environmental liability provision, a reduction of the German corporate tax rate from 37.5% to 28.5% and the deferred tax impact of legal restructurings for the Chiron acquisition. Many of these one-time factors occurred in the 2007 third quarter, leading to a tax rate of 2.3% for the period.

Net income from discontinued operations

Net income from discontinued operations was USD 5.4 billion, which reflects the pre-tax divestment gain of USD 5.8 billion (USD 5.2 billion after taxes) from the sale of Medical Nutrition and Gerber as well as net income before their divestment.

Balance sheet

The Group’s equity rose to USD 49.5 billion at September 30, 2007, from USD 41.3 billion at December 31, 2006. The increase reflected nine-month net income of USD 11.1 billion, actuarial gains from employee benefit plans of USD 0.9 billion, share-based compensation of USD 0.4 billion and USD 1.4 billion in currency translation gains that more than offset the dividend payment of USD 2.6 billion and net share repurchases of USD 3.3 billion.

Thanks to the divestment proceeds, net liquidity rose to USD 7.3 billion from net debt of USD 0.7 billion at the end of 2006. The debt/equity ratio improved to 0.15:1 compared to 0.18:1 at the end of 2006. Utilizing these proceeds and the Group’s strong free cash flow, Novartis plans to complete the repurchase of up to USD 4 billion of shares by the next Annual General Meeting in February 2008. Shares worth USD 3.0 billion were repurchased in the first nine months of 2007, including USD 2.2 billion during the third quarter, via a second trading line on the SWX Swiss Exchange.

Novartis is one of the few non-financial services companies worldwide to have attained the highest credit ratings from Standard & Poor’s, Moody’s and Fitch, the three benchmark rating agencies. S&P has rated Novartis as AAA for long-term maturities and as A1+ for short-term maturities. Moody’s has rated the Group as Aaa and P1, respectively, while Fitch has rated Novartis as AAA for long-term maturities and as F1+ for short-term maturities.

Cash flow

For the first nine months, cash flow from continuing operating activities rose USD 0.3 billion to USD 6.2 billion. Net cash used in financing activities from continuing operating activities was USD 6.2 billion, mainly the result of the USD 2.6 billion dividend payment and USD 3.1 billion for the net purchase of treasury shares. For continuing operations in the first nine months, free cash flow after dividends was USD 1.7  billion, down from USD 2.4 billion in the 2006 period mainly due to the higher dividend and higher working capital requirements to support the business expansion.

Increase of provisions for worldwide environmental liabilities

Novartis has increased its provisions for worldwide environmental liabilities linked mostly to previously owned businesses by USD 590 million following a review completed in the 2007 third quarter. This increase in Corporate provisions includes the creation of a Swiss foundation with capital of CHF 200 million to finance the Novartis-related share of any potential remediation costs including landfills in the Basel region (including Switzerland, France and Germany). Assessments are expected to be completed shortly in coordination with various governments, which are responsible for the supervision and decision-making process for any remediation actions. This new foundation underscores the commitment of Novartis to sustainable and appropriate solutions.

Laying the foundation for future growth

The Pharmaceuticals division is proceeding with a reorganization of its Development organization, aiming to strengthen project focus, integrating decision making at the therapeutic franchise level and simplifying the development governance.

In a second initiative, Novartis Biologics is being established as a focused unit to accelerate and optimize the potential of research and development of innovative biologic medicines. This unit will unify and expand the expertise within Novartis by bringing together the key elements necessary for fast and high-quality R&D activities and to help attract top talent. Biologics comprise 25% of the pre-clinical research pipeline at Novartis and are increasingly a priority in R&D activities.

In the US, immediate actions are underway to strengthen and streamline the pharmaceuticals organization. These include a reduction of about 240 positions in headquarters functions, while the US sales force will be reduced by approximately 510 Novartis and 510 third-party representatives. The majority of these reductions will be accomplished by not filling vacant positions, while all reductions will be handled in a socially responsible manner. This initiative will lead to cost savings of approximately USD 230 million in 2008.

On a Group-wide level, the organization will be delayered and simplified; decision making will be decentralized wherever appropriate and shared functions centralized, such as in procurement and IT infrastructure. Over a period of two years, this will result in significant savings. These actions will enhance the Group’s competitiveness and its ability to move rapidly to best meet the needs of patients and customers in a rapidly evolving environment.

Management changes

To expand experience at the top management level and to provide fresh impetus, Thomas Ebeling will now lead the Consumer Health Division and Joe Jimenez will lead the Pharmaceuticals Division. Thomas Ebeling, who has done an excellent job in managing Pharmaceuticals to high levels of performance, will now take over the challenge of developing the Consumer Health business into a world-class leader and a more significant part of the Group’s broad healthcare portfolio. Joe Jimenez will, in turn, take over responsibility of transforming Pharmaceuticals as the business adapts to new market conditions. These changes are effective immediately.

Group outlook

(Continuing operations, excludes exceptional divestment gains and environmental provision increase. Barring any unforeseen events)

Novartis has made significant progress during 2007 to focus on its strategic healthcare portfolio as well as gain regulatory approvals and launch new medicines. Strong growth prospects for the Group’s portfolio are expected to underpin a new growth phase starting to become visible in the second half of 2008 and positioning Novartis for further years of record results.

The Pharmaceuticals Division’s net sales are negatively impacted during 2007 and the first half of 2008 by the suspension of Zelnorm as well as US generic competition for Lotrel, Lamisil, Famvir and Trileptal. Combined annual US net sales in 2006 for these products were approximately USD 3.1 billion. As a result, Novartis expects mid-single-digit growth in 2007 net sales for Group continuing operations and low-single-digit growth in the Pharmaceuticals Division, both in local currencies.

Novartis reaffirms expectations for record operating and net income from continuing operations in 2007 (excluding exceptional divestment gains and Corporate environmental provision increase).

Pharmaceuticals product performance and pipeline update

Novartis has a highly competitive industry position thanks to the ongoing dynamic growth of Diovan and Gleevec/Glivec as well as approvals for several new brands and one of the most respected pipelines with 139 projects in clinical development.

A total of 14 positive regulatory decisions have been achieved to date in 2007 in the US and Europe. These include US/EU approvals for Tekturna/Rasilez and Exforge (hypertension), Exelon Patch (Alzheimer’s) and Aclasta/Reclast (osteoporosis). EU approvals were also received for Lucentis (age-related macular degeneration) and Tyzeka/Sebivo (hepatitis B).

During the third quarter, European regulators approved Galvus as a new oral therapy for patients with type 2 diabetes, while European approval is expected by the end of the year for Eucreas as a single-tablet combination of Galvus and metformin.

Following a positive opinion in September from European regulators, European Union approval is expected by the end of the year for Tasigna, a new therapy for chronic myeloid leukemia patients not responding to Gleevec/Glivec. Swiss approval was also granted this year. A decision on the US submission is expected by the end of 2007.

Several late-stage development compounds are on target toward regulatory submissions. These include FTY720 (multiple sclerosis), QAB149 (respiratory diseases), AGO178 (depression), RAD001 (cancer), ABF656 (hepatitis C) and SOM 230 (Cushing’s disease).

Pharmaceuticals products

Note: All net sales growth figures refer to year-to-date worldwide performance in local currencies

Diovan (USD 3.7 billion, +17% lc) maintained its strong growth profile as the world’s No. 1 branded high blood pressure medicine thanks to double-digit net sales growth in the US, Japan and Latin America. Diovan has achieved a 40% share of its market segment in the US among angiotensin receptor blockers (ARBs) and has been growing faster than the US anti-hypertensive market. Co-Diovan/Diovan HCT, a single-tablet combination with a diuretic, is now the No. 1 branded antihypertension combination therapy in the US and has benefited worldwide from increasing use of multiple therapies to help patients reach treatment goals.

Gleevec/Glivec (USD 2.2 billion, +14% lc), a targeted therapy for certain forms of chronic myeloid leukemia (CML) and gastrointestinal stromal tumors (GIST), expanded net sales based on improved survival rates for patients, expansion of the GIST market and use in rare diseases. Competition has also expanded the CML market, but it had little impact on underlying demand. During the third quarter, the FDA approved updated labeling that includes five years of data demonstrating an estimated overall survival rate of 89.4% in CML patients, confirming the generally well-tolerated safety profile in these patients.

Zometa (USD 954 million, –2% lc), an intravenous bisphosphonate therapy for patients with cancer that has  spread to the bones, has been affected by overall slowing growth for this class of medicines due to patients receiving less frequent treatments and for a shorter course of therapy. However, use in patients with lung and prostate cancers continues to rise.

Sandostatin (USD 749 million, +8% lc), for patients with acromegaly and various tumors, has delivered consistent growth amid increasing use of the long-acting-release Sandostatin LAR version, which accounts for about 85% of the brand’s worldwide net sales. New competition in acromegaly is expected to start in the US in the 2007 fourth quarter.

Neoral/Sandimmun (USD 700 million, –1% lc), for organ transplantation, has maintained stable worldwide net sales despite ongoing generic competition in the US thanks to its pharmacokinetic profile and reliability.

Femara (USD 679 million, +27% lc), an oral treatment for women with hormone-sensitive breast cancer, delivered ongoing dynamic growth primarily thanks to expanded use in the early adjuvant indication in the US and Europe as well as from the 2006 launch in Japan. Femara has been outpacing competitors and gaining market share in the aromatase inhibitor segment due to its unique clinical benefits. More than 50 countries have approved Femara for the early adjuvant treatment of women immediately following breast cancer surgery.

Lotrel (USD 660 million, –34% lc, only in US) has been negatively affected since May 2007 following the “at risk” launch of a generic copy by Teva Pharmaceuticals despite a valid US patent until 2017. Sandoz has launched an authorized generic version of this high blood pressure medicine. A trial date has not been set for the ongoing lawsuit against Teva, which risks potentially significant damages if Novartis prevails.

Trileptal (USD 594 million, +10% lc), a treatment for epilepsy seizures, has continued to generate growth but is now facing US generic competition.

Lamisil (USD 529 million, –31% lc), a treatment for fungal nail infections, was negatively impacted by the start of US generics in July. Generic competition also affected sales in Europe and Japan.

Exelon (USD 461 million, +14%), for mild to moderate forms of Alzheimer’s disease and dementia associated with Parkinson’s disease, maintained excellent growth. Exelon Patch was launched in the US and approved in Europe in the third quarter. The constant delivery of Exelon through the patch showed equivalent efficacy at the target dose to the highest doses of capsules but with three times fewer reports of nausea or vomiting.

Exjade (USD 255million, +167% lc) has delivered dynamic growth – particularly in Europe and the Middle East – since its first launch in 2005 based on its status as the first once-daily oral iron chelator for the treatment of chronic iron overload due to blood transfusion. Over 85 countries have approved Exjade, which is used to treat iron overload in patients with various blood disorders that require blood transfusion support. In June, it was submitted in Japan for approval a year ahead of schedule.

Lucentis (USD 223 million), for the eye disease “wet” age-related macular degeneration (AMD), was launched in the first European markets after approval in January and has experienced rapid growth, especially in Germany, France and Switzerland. Lucentis is the only treatment proven in clinical trials to maintain and improve vision in these patients, the leading cause of blindness in people over age 50. Genentech holds the US rights.

Xolair (USD 100 million), for moderate to severe allergic asthma, did particularly well in France, Spain and Greece. Novartis co-promotes Xolair with Genentech in the US and shares a portion of operating income. Xolair had nine-month US net sales of USD 352 million.

Zelnorm/Zelmac (USD 83 million, –80% lc), for irritable bowel syndrome and chronic constipation, continued to be negatively affected by the suspension of marketing and sales in March 2007 in the US while complying with the FDA’s request to review cardiovascular safety data. It has also been suspended or withdrawn in several other countries. A treatment access program was started in the US to provide Zelnorm to appropriate patients. Novartis continues to believe that Zelnorm/Zelmac offers important benefits to appropriate patients, and discussions continue with health authorities.

Prexige (USD 81 million), an oral COX-2 inhibitor for osteoarthritic pain, is available in 30 countries. It was recently withdrawn in Australia and Canada, and suspended in Turkey, based on post-marketing reports of serious liver side effects associated with long-term use of high doses. In September, a 100 mg dose received a “not approvable” letter from the FDA despite it being one of the most studied COX-2 inhibitors with a favorable benefit/risk profile. Novartis believes Prexige continues to be a valuable therapy option for appropriate patients, particularly those at risk of serious gastrointestinal complications, and will continue discussions with the FDA and other health authorities.

Exforge (USD 52 million), a single tablet combining the angiotensin receptor blocker valsartan (Diovan) and the calcium channel blocker amlodipine, has outpaced the US and European launches of other high blood pressure combination medicines due to its unique combination that involves two of the most prescribed high blood pressure medicines.

Tekturna/Rasilez (USD 20 million), the first new type of high blood pressure medicine in more than a decade, has performed well in a competitive US marketplace following its approval and launch in March. European Union approval was received in August, and initial launches are underway. Known as Tekturna in the US and as Rasilez in other markets, key drivers have been broad clinical data showing its efficacy and safety, recognition of the need for new high blood pressure medicines and increasing US formulary reimbursement coverage. This medicine was discovered by Novartis and developed in collaboration with Speedel.

Aclasta/Reclast was launched in September in the US as a 15-minute, once-yearly infusion for women with postmenopausal osteoporosis. Approved in the EU in October, the initial launches were started in Germany and the UK. The New England Journal of Medicine published in September the results of the first-ever clinical study involving more than 2,100 men and women with osteoporosis who had suffered a hip fracture, showing that Aclasta/Reclast reduces the risk of further fractures and death in the studied population.

Research & Development update

Tasigna (nilotinib) received a positive opinion recommending European approval and Swiss approval in the third quarter as a therapy for patients with a certain form of chronic myeloid leukemia (CML) resistant or intolerant to treatment with Gleevec/Glivec (imatinib). A decision on the US submission is expected in 2007, while a submission for Japanese approval was completed this year. Phase III studies are underway in newly diagnosed CML patients and patients responding sub-optimally to other therapies. A registration study is also underway in gastrointestinal stromal tumors (GIST). Tasigna and Gleevec/Glivec inhibit Bcr-Abl, the cause of Philadelphia chromosome-positive chronic myeloid leukemia (Ph+ CML). Tasigna was designed to be a more selective inhibitor of Bcr-Abl and its mutations.

Galvus (vildagliptin), a new oral once-daily treatment for type 2 diabetes, received European Union approval in September, while a single-tablet combination with the oral anti-diabetes medicine metformin with the brand name Eucreas also received a positive regulatory opinion in September recommending European Union approval. In the US, Novartis is continuing discussions with the FDA on steps needed for approval after having received an “approvable letter” in February 2007 that included a request for additional data from clinical trials.

FTY720 (fingolimod) has completed enrollment in the pivotal Phase III trials for relapsing forms of multiple sclerosis (MS). These are the FREEDOMS trial, a two-year placebo-controlled trial measuring reductions in relapse frequency and disability progression in MS patients and the one-year TRANFORMS trial comparing FTY720 with interferon beta-1a (Avonex®). The extension of a Phase II trial has shown sustained clinical benefits, indicating FTY720 could provide an important new option for the estimated 2.5 million people worldwide with this disabling neurological disease. Submission is on track for 2009.

RAD001 (everolimus), a once-daily oral inhibitor of the mTOR pathway that has demonstrated broad clinical activity in multiple tumors, achieved an important milestone in the third quarter by completing enrollment in the metastatic renal cell carcinoma registration trial. Registration trials are also underway in chemotherapy-refractory pancreatic islet cell tumors (pICT) in the first- and second-line setting and for chemo-refractory carcinoid tumors. RAD001 acts by directly inhibiting tumor cell growth and metabolism as well as the formation of new blood vessels (angiogenesis). First submissions could be as early as 2008.

QAB149 (indacaterol), a once-daily long-acting beta-agonist with 24-hour bronchodilation and a fast onset of action, has completed enrollment in a pivotal Phase III monotherapy trial in chronic obstructive pulmonary disease (COPD). QAB149 is being developed with other respiratory medicines and development compounds for COPD and asthma.

ABF656 (Albuferon®) (albumin interferon alpha-2b) has completed enrollment and initial dosing ahead of schedule in ACHIEVE 1, the first of two pivotal Phase III trials for this long-acting interferon for use in combination with ribavirin in treatment-naïve patients with the liver disease chronic hepatitis C. Phase II results suggest it may offer efficacy at least comparable to peginterferon alfa-2a, with improved dosing convenience, comparable safety and possibly less impairment of quality of life. Novartis and Human Genome Sciences will co-promote Albuferon in the US, while Novartis will have exclusive rights in the rest of the world. The first regulatory submission is planned for 2009.

Disclaimer

This release contains certain forward-looking statements relating to the Group’s business, which can be identified by the use of forward-looking terminology such as “outlook”, “expected”, “will”, “on track”, “set”, “intends”, “prospects”, “expectations”, “anticipated”, “potential”, “may”, “planned”, “potentially”, “believes”, “pending”, “promising”, “pipeline”, “approvable”, “plans”, “could”, “can”, or similar expressions, or by express or implied discussions regarding potential future revenues from any particular products, or potential future sales or earnings of the Novartis Group or any of its divisions or business units; potential new products, or potential new indications for existing products, or regarding potential future revenues from any such products; or by discussions of strategy, plans, expectations or intentions. Such statements reflect the current views of management with respect to future events and are subject to certain known and unknown risks, uncertainties, assumptions and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that any particular products will reach any particular sales levels. Neither can there be any guarantees that the Novartis Group, or any of its divisions or business units, will achieve any particular financial results. Nor can there be any guarantee that any new products will be approved for sale in any market, or that any new indications will be approved for existing products in any market, or that they will achieve any particular revenue levels. In particular, management’s expectations could be affected by, among other things, uncertainties involved in the development of new pharmaceutical products; unexpected clinical trial results, including additional analysis of existing clinical data or unexpected new clinical data; unexpected regulatory actions or delays or government regulation generally; the Group’s ability to obtain or maintain patent or other proprietary intellectual property protection, including the uncertainties involved in the US litigation process; competition in general; government, industry, and general public pricing and other political pressures; and other risks and factors referred to in the Novartis Group’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis AG (NYSE: NVS) is a world leader in offering medicines to protect health, cure disease and improve well-being. Our goal is to discover, develop and successfully market innovative products to treat patients, ease suffering and enhance the quality of life. We are strengthening our medicine-based portfolio, which is focused on strategic growth platforms in innovation-driven pharmaceuticals, high-quality and low-cost generics, human vaccines and leading self-medication OTC brands. Novartis is the only company with leadership positions in these areas. In 2006, the Group’s businesses achieved net sales of USD 37.0 billion and net income of USD 7.2 billion. Approximately USD 5.4 billion was invested in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 100,000 associates and operate in over 140 countries around the world. For more information, please visit http://www.novartis.com.

Further important dates

January 17, 2008	Full-year and fourth quarter 2007 results
February 26, 2008	Annual General Meeting
April 21, 2008	First quarter 2008 results
July 17, 2008	Second quarter and first half 2008 results
October 20, 2008	Third quarter and first nine months 2008 results

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated income statements (unaudited)

Nine months to September 30

	YTD 2007	YTD 2006	Change
	USD m	USD m	USD m	%

Net sales from continuing operations	28 141	24 995	3 146	13
Other revenues	635	456	179	39
Cost of Goods Sold	-8 019	-6 734	-1 285	19
Of which amortization and impairments of product and patent rights and trademarks	-1 079	-540	-539	100
Gross profit	20 757	18 717	2 040	11
Marketing & Sales	-8 081	-7 188	-893	12
Research & Development	-4 583	-3 781	-802	21
General & Administration	-1 499	-1 289	-210	16
Other Income & Expense	-120	-542	422	-78
Operating income from continuing operations excluding environmental charge	6 474	5 917	557	9
Corporate environmental provision increase	-590		-590
Operating income from continuing operations	5 884	5 917	-33	-1
Income from associated companies	308	193	115	60
Financial income	286	259	27	10
Interest expense	-176	-209	33	-16
Income before taxes from continuing operations	6 302	6 160	142	2
Taxes	-693	-931	238	-26
Net income from continuing operations	5 609	5 229	380	7
Net income from discontinued Consumer Health operations	5 446	310	5 136
Total net income	11 055	5 539	5 516	100
Attributable to:
Equity holders of Novartis AG	11 042	5 521	5 521	100
Minority interests	13	18	-5	-28
Average number of shares outstanding – Basic (million)	2 331.0	2 344.1	-13.1	-1
Basic earnings per share (USD) (1)
– Total	4.74	2.36	2.38	101
– Continuing operations	2.40	2.23	0.17	8
– Discontinued operations	2.34	0.13	2.21
Average number of shares outstanding – Diluted (million)	2 343.1	2 359.4	-16.3	-1
Diluted earnings per share (USD)(1)
– Total	4.71	2.34	2.37	101
– Continuing operations	2.39	2.21	0.18	8
– Discontinued operations	2.32	0.13	2.19

(1)  Earnings per share (EPS) is calculated on the amount of net income attributable to the equity holders of Novartis AG

Consolidated income statements (unaudited)

Third quarter

	Q3 2007	Q3 2006	Change
	USD m	USD m	USD m	%

Net sales from continuing operations	9 613	8 821	792	9
Other revenues	205	203	2	1
Cost of Goods Sold	-3 034	-2 529	-505	20
Of which amortization and impairments of product and patent rights and trademarks	-597	-227	-370	163
Gross profit	6 784	6 495	289	4
Marketing & Sales	-2 682	-2 478	-204	8
Research & Development	-1 552	-1 404	-148	11
General & Administration	-499	-446	-53	12
Other Income & Expense	-9	-188	179	-95
Operating income from continuing operations excluding environmental charge	2 042	1 979	63	3
Corporate environmental provision increase	-590		-590
Operating income from continuing operations	1 452	1 979	-527	-27
Income from associated companies	116	88	28	32
Financial income	109	72	37	51
Interest expense	-66	-76	10	-13
Income before taxes from continuing operations	1 611	2 063	-452	-22
Taxes	-37	-271	234	86
Net income from continuing operations	1 574	1 792	-218	-12
Net income from discontinued Consumer Health operations	5 294	78	5 216
Total net income	6 868	1 870	4 998	267
Attributable to:
Equity holders of Novartis AG	6 865	1 867	4 998	268
Minority interests	3	3
Average number of shares outstanding – Basic (million)	2 312.1	2 347.5	-35.4	-2
Basic earnings per share (USD)(1)
– Total	2.97	0.80	2.17	271
– Continuing operations	0.68	0.77	-0.09	-12
– Discontinued operations	2.29	0.03	2.26
Average number of shares outstanding – Diluted (million)	2 322.4	2 361.9	-39.5	-2
Diluted earnings per share (USD)(1)
– Total	2.96	0.79	2.17	274
– Continuing operations	0.68	0.76	-0.08	-11
– Discontinued operations	2.28	0.03	2.25

(1) Earnings per share (EPS) is calculated on the amount of net income attributable to the equity holders of Novartis AG

Consolidated statement of recognized income and expense (unaudited)

Nine months to September 30

	YTD 2007	YTD 2006	change
	USD m	USD m	USD m

Net income from continuing operations	5 609	5 229	380
Fair value adjustments on financial instruments	-11	4	-15
Actuarial gains from defined benefit plans, net	944	-150	1 094
Novartis share of equity recognized
by associated companies	113	-67	180
Revaluation of initial minority interests in Chiron	55	609	-554
Translation effects	1 411	870	541
Amounts related to discontinued operations	5 584	329	5 255
Recognized income and expense	13 705	6 824	6 881

Consolidated statement of recognized income and expense (unaudited)

Third quarter

	Q3 2007	Q3 2006	change
	USD m	USD m	USD m

Net income from continuing operations	1 574	1 792	-218
Fair value adjustments on financial instruments	-27	41	-68
Actuarial gains from defined benefit plans, net	-194	-432	238
Novartis share of equity recognized
by associated companies	21	-58	79
Revaluation of initial minority interests in Chiron		-54	54
Translation effects	1 107	-171	1 278
Amounts related to discontinued operations	5 435	123	5 312
Recognized income and expense	7 916	1 241	6 675

Condensed consolidated balance sheets

	Sept 30, 2007 (unaudited)	Dec 31, 2006	Change	Sept 30, 2006 (unaudited)
	USD m	USD m	USD m	USD m

Assets

Non-current assets
Property, plant & equipment	12 029	10 945	1 084	10 241
Intangible assets	21 106	21 230	-124	21 706
Financial and other non-current assets	15 119	14 429	690	13 942
Total non-current assets	48 254	46 604	1 650	45 889
Current assets
Inventories	5 268	4 498	770	4 610
Trade accounts receivable	6 813	6 161	652	6 087
Other current assets	2 069	2 054	15	1 746
Cash, short-term deposits and marketable securities	14 532	7 955	6 577	8 530
Total current assets from continuing operations	28 682	20 668	8 014	20 973
Assets related to discontinued operations		736	-736
Total current assets	28 682	21 404	7 278	20 973
Total assets	76 936	68 008	8 928	66 862

Equity and liabilities

Total equity	49 493	41 294	8 199	38 590
Non-current liabilities
Financial debts	667	656	11	1 963
Other non-current liabilities	9 275	9 824	-549	9 994
Total non-current liabilities	9 942	10 480	-538	11 957
Current liabilities
Trade accounts payable	2 725	2 487	238	2 113
Financial debts and derivatives	6 576	6 643	-67	7 258
Other current liabilities	8 200	6 897	1 303	6 944
Total current liabilities from continuing operations	17 501	16 027	1 474	16 315
Liabilities related to discontinued operations		207	-207
Total current liabilities	17 501	16 234	1 267	16 315
Total liabilities	27 443	26 714	729	28 272
Total equity and liabilities	76 936	68 008	8 928	66 862

Condensed consolidated changes in equity (unaudited)

Nine months to September 30

	YTD 2007	YTD 2006	change
	USD m	USD m	USD m

Consolidated equity at January 1	41 294	33 164	8 130
Recognized income and expense	13 705	6 824	6 881
Purchase/sale of treasury shares, net	-3 310	290	-3 600
Share-based compensation	430	372	58
Dividends	-2 598	-2 049	-549
Changes in minority interests	-28	-11	-17
Consolidated equity at September 30	49 493	38 590	10 903

Third quarter

	Q3 2007	Q3 2006	Change
	USD m	USD m	USD m

Consolidated equity at July 1	43 664	37 164	6 500
Recognized income and expense	7 916	1 241	6 675
Purchase/sale of treasury shares, net	-2 215	69	-2 284
Share-based compensation	137	128	9
Changes in minority interests	-9	-12	3
Consolidated equity at September 30	49 493	38 590	10 903

Condensed consolidated cash flow statements (unaudited)

Nine months to September 30

	YTD 2007	YTD 2006	Change
	USD m	USD m	USD m

Net income from continuing operations	5 609	5 229	380
Reversal of non-cash items
Taxes	693	931	-238
Depreciation, amortization and impairments	2 073	1 399	674
Change in provisions and other non-current liabilities	972	275	697
Net financial income	-110	-50	-60
Other	-101	98	-199
Net income adjusted for non-cash items	9 136	7 882	1 254
Interest and other financial receipts	401	398	3
Interest and other financial payments	-124	-122	-2
Taxes paid	-1 618	-1 408	-210
Cash flow before working capital changes	7 795	6 750	1 045
Restructuring payments and other cash payments out of provisions	-228	-198	-30
Change in net current assets and other operating cash flow items	-1 320	-617	-703
Cash flow from operating activities of continuing operations	6 247	5 935	312
Investments in property, plant & equipment	-1 795	-1 117	-678
Acquisitions of subsidiaries	-52	-4 508	4 456
Increase in marketable securities, intangible and financial assets	-2 716	-138	-2 578
Cash flow from investing activities of continuing operations	-4 563	-5 763	1 200
Cash flow from financing activities of continuing operations	-6 162	-3 028	-3 134
Cash flow from discontinued operations	7 976	503	7 473
Translation effect on cash and cash equivalents	97	45	52
Change in cash and cash equivalents from discontinued operations	4		4
Change in cash and cash equivalents from continuing operations	3 599	-2 308	5 907
Cash and cash equivalents from continuing operations at January 1	3 815	6 321	-2 506
Cash and cash equivalents from continuing operations at September 30	7 414	4 013	3 401

Condensed consolidated cash flow statements (unaudited)

Third quarter

	Q3 2007	Q3 2006	Change
	USD m	USD m	USD m

Net income from continuing operations	1 574	1 792	-218
Reversal of non-cash items
Taxes	37	271	-234
Depreciation, amortization and impairments	953	563	390
Change in provisions and other non-current liabilities	820	44	776
Net financial income	-43	4	-47
Other	-171	41	-212
Net income adjusted for non-cash items	3 170	2 715	455
Interest and other financial receipts	101	97	4
Interest and other financial payments	-43	-39	-4
Taxes paid	-645	-360	-285
Cash flow before working capital changes	2 583	2 413	170
Restructuring payments and other cash payments out of provisions	-85	-75	-10
Change in net current assets and other operating cash flow items	-171	1	-172
Cash flow from operating activities of continuing operations	2 327	2 339	-12
Investments in property, plant & equipment	-650	-476	-174
Acquisitions of subsidiaries	-218	218
Increase in marketable securities, intangible and financial assets	-1 938	280	-2 218
Cash flow from investing activities of continuing operations	-2 588	-414	-2 174
Cash flow from financing activities of continuing operations	-2 873	-475	-2 398
Cash flow from discontinued operations	7 808	125	7 683
Translation effect on cash and cash equivalents	73	-12	85
Change in cash and cash equivalents from discontinued operations	55		55
Change in cash and cash equivalents from continuing operations	4 802	1 563	3 239
Cash and cash equivalents from continuing operations at July 1	2 612	2 450	162
Cash and cash equivalents from continuing operations at September 30	7 414	4 013	3 401

Consolidated income statements – Nine months to September 30 – Divisional segmentation (unaudited)

	Pharmaceuticals		Vaccines and Diagnostics		Sandoz		Consumer Health continuing operations		Corporate		Total continuing operations		Discontinued Consumer Health operations		Total Group

	YTD 2007	YTD 2006	YTD 2007	YTD 2006	YTD 2007	YTD 2006	YTD 2007	YTD 2006	YTD 2007	YTD 2006	YTD 2007	YTD 2006	YTD 2007	YTD 2006	YTD 2007	YTD 2006
	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m

Net sales to third parties	17 873	16 527	1 054	501	5 198	4 306	4 016	3 661			28 141	24 995	1 728	1 972	29 869	26 967
Sales to other Divisions	137	120	18	14	178	112	29	33	-362	-279
Sales of Divisions	18 010	16 647	1 072	515	5 376	4 418	4 045	3 694	-362	-279	28 141	24 995	1 728	1 972	29 869	26 967
Other revenues	294	264	301	150	15	18	25	24			635	456	7	7	642	463
Cost of Goods Sold	-3 336	-2 824	-716	-439	-2 954	-2 487	-1 378	-1 278	365	294	-8 019	-6 734	-903	-1 051	-8 922	-7 785
Of which amortization and impairments of product and patent rights and trademarks	-591	-151	-207	-104	-223	-226	-58	-59			-1 079	-540		-9	-1 079	-549
Gross profit	14 968	14 087	657	226	2 437	1 949	2 692	2 440	3	15	20 757	18 717	832	928	21 589	19 645
Marketing & Sales	-5 609	-5 043	-142	-73	-874	-747	-1 456	-1 325			-8 081	-7 188	-399	-501	-8 480	-7 689
Research & Development	-3 649	-3 052	-190	-86	-396	-342	-215	-178	-133	-123	-4 583	-3 781	-26	-30	-4 609	-3 811
General & Administration	-550	-485	-121	-48	-252	-215	-266	-251	-310	-290	-1 499	-1 289	-77	-90	-1 576	-1 379
Other Income & Expense	1	-425	-25	-47	-126	-113	-28	1	58	42	-120	-542	5 850	126	5 730	-416
Of which amortization and impairments of capitalized intangibles included in function costs	-63	-65	-8		-28	-26	-9	-6	-3	-7	-111	-104	-6	-24	-117	-128
Operating income before environmental provision increase	5 161	5 082	179	-28	789	532	727	687	-382	-356	6 474	5 917	6 180	433	12 654	6 350
Environmental provision increase									-590		-590				-590
Operating income	5 161	5 082	179	-28	789	532	727	687	-972	-356	5 884	5 917	6 180	433	12 064	6 350
Income from associated companies											308	193			308	193
Financial income											286	259			286	259
Interest expense											-176	-209			-176	-209
Income before taxes											6 302	6 160	6 180	433	12 482	6 593
Taxes											-693	-931	-734	-123	-1 427	-1 054
Net income											5 609	5 229	5 446	310	11 055	5 539

Additions to:
– Property, plant and equipment(1)	1 059	700	166	63	394	175	146	120	48	67	1 813	1 125	32	25	1 845	1 150
– Goodwill and other intangibles(1)	311	277	208		34	13	2	105	4		559	395	83	56	642	451

(1)  Excluding impact of business acquisitions

Consolidated income statements – Third quarter – Divisional segmentation (unaudited)

	Pharmaceuticals		Vaccines and Diagnostics		Sandoz		Consumer Health continuing operations		Corporate		Total continuing operations		Discontinued Consumer Health operations		Total Group

	Q3 2007	Q3 2006	Q3 2007	Q3 2006	Q3 2007	Q3 2006	Q3 2007	Q3 2006	Q3 2007	Q3 2006	Q3 2007	Q3 2006	Q3 2007	Q3 2006	Q3 2007	Q3 2006
	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m

Net sales to third parties	5 885	5 776	572	374	1 783	1 425	1 373	1 246			9 613	8 821	315	663	9 928	9 484
Sales to other Divisions	51	41	12	14	56	37	9	10	-128	-102
Sales of Divisions	5 936	5 871	584	388	1 839	1 462	1 382	1 256	-128	-102	9 613	8 821	315	663	9 928	9 484
Other revenues	105	100	88	89	4	7	8	7			205	203	1	3	206	206
Cost of Goods Sold	-1 312	-989	-315	-321	-1 049	-875	-493	-440	135	96	-3 034	-2 529	-153	-359	-3 187	-2 888
Of which amortization and impairments of product and patent rights and trademarks	-412	-60	-68	-79	-97	-69	-20	-19			-597	-227	6	-3	-591	-230
Gross profit	4 729	4 928	357	156	794	594	897	823	7	-6	6 784	6 495	163	307	6 947	6 802
Marketing & Sales	-1 841	-1 746	-51	-46	-303	-254	-487	-432			-2 682	-2 478	-49	-157	-2 731	-2 635
Research & Development	-1 219	-1 127	-65	-49	-145	-120	-77	-63	-46	-45	-1 552	-1 404	-4	-11	-1 556	-1 415
General & Administration	-182	-164	-43	-29	-88	-79	-82	-82	-104	-92	-499	-446	-15	-27	-514	-473
Other Income & Expense	54	-112	-26	-22	-30	-54	-7	-5		5	-9	-188	5 848	-3	5 839	-191
Of which amortization and impairments of capitalized intangibles included in function costs	-23	-50	-4		-10	-6	-6	-4		-3	-43	-63	13	-8	-30	-71
Operating income before environmental provision increase	1 541	1 779	172	10	228	87	244	241	-143	-138	2 042	1 979	5 943	109	7 985	2 088
Environmental provision increase									-590		-590				-590
Operating income	1 541	1 779	172	10	228	87	244	241	-733	-138	1 452	1 979	5 943	109	7 395	2 088
Income from associated companies											116	88			116	88
Financial income											109	72			109	72
Interest expense											-66	-76			-66	-76
Income before taxes											1 611	2 063	5 943	109	7 554	2 172
Taxes											-37	-271	-649	-31	-686	-302
Net income											1 574	1 792	5 294	78	6 868	1 870

Additions to:
– Property, plant and equipment(1)	369	301	74	36	143	62	56	51	16	28	658	478	9	9	667	487
– Goodwill and other intangibles(1)	90	6	208		19	2		2			317	10	12	23	329	33

(1)  Excluding impact of business acquisitions

Notes to the Condensed Interim Consolidated Financial Statements for the nine months ended September 30, 2007 (unaudited)

1. Basis of preparation

The condensed consolidated financial statements for the nine-month period ended September 30, 2007, were prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” and accounting policies set out in the 2006 Annual Report, which was published on January 18, 2007.

2. Business combinations and other significant transactions

The following significant transactions occurred during 2007 and 2006:

2007

Pharmaceuticals – Betaseron® agreement related to Chiron acquisition

On September 14, Novartis and Bayer Schering Pharma AG completed an agreement related to the regulatory, development, manufacturing and supply agreements for the multiple sclerosis medicine Betaseron®. The agreement was reached following the April 2006 acquisition of Chiron. As part of this agreement with Bayer Schering, Novartis received a one-time payment of approximately USD 200 million as well as the rights to market its own branded version of Betaseron® starting in 2009 (pending regulatory approvals). As a result of this transaction, a final reassessment was made of the related assets from the Chiron acquisition as of April 20, 2006. This resulted in an increase of USD 235 million in identified net assets, which was adjusted in the 2007 first quarter. After taking this into account, final Pharmaceutical division goodwill for the Chiron acquisition at September 30, 2007, amounted to USD 1.9 billion.

Vaccines and Diagnostics – Intercell agreement

On September 28, Novartis completed a strategic alliance with Intercell, an Austrian biotechnology company, focused on vaccines development. Under the agreement, Novartis acquired USD 207 million (EUR 146 million) of intangible assets in Intercell and paid an additional USD 176 million (EUR 124 million) to acquire an additional 4.8 million shares, which increased the Novartis investment in Intercell to 15.9% The accounting for this transaction is still preliminary.

Consumer Health – Gerber business unit divestment

On September 1, Novartis completed the divestment of the Gerber baby food business unit for approximately USD 5.5 billion to Nestlé S.A. A pre-tax divestment gain of USD 4.0 billion, and an after-tax gain of USD 3.6 billion, was recorded in the third quarter.

Consumer Health – Medical Nutrition business unit divestment

On July 1, Novartis completed the divestment of the remainder of the Medical Nutrition Business Unit for approximately USD 2.5 billion to Nestlé S.A. A pre-tax divestment gain of USD 1.8 billion, and an after-tax gain of USD 1.6 billion, was recorded in the third quarter.

The Gerber and Medical Nutrition business units (which included the Nutrition & Santé business divested in February 2006) are disclosed as discontinued operations in all periods in the Group’s consolidated financial statements. These businesses together had 2007 net sales of USD 1.7 billion and operating income of USD 330 million before their divestment.

2006

Corporate – Chiron acquisition

On April 19, Chiron shareholders approved the acquisition of the remaining 56% of the shares of Chiron Corporation that Novartis did not already own for USD 48.00 per share. The amount paid for the shares, related options of associates and transaction costs totaled approximately USD 5.7 billion. The transaction was completed on April 20. Novartis created a new division called Vaccines and Diagnostics with two activities: human vaccines named Novartis Vaccines and a diagnostics activity that retained Chiron as its name. Chiron’s biopharmaceuticals activities were integrated into the Pharmaceuticals Division.

For the period from January 1 to the date of acquisition, the prior 44% interest in Chiron has been accounted for using the equity method. From its date of acquisition Chiron has been fully consolidated with its identifiable assets and liabilities being revalued to their fair value at the date of acquisition. The Group’s initial 44% interest in Chiron also was revalued directly into equity by USD 0.6 billion.

Pharmaceuticals

As part of the Chiron transaction, Chiron’s pharmaceuticals activities have been integrated into the Pharmaceuticals Division. Included in this portfolio are products for the treatment of cystic fibrosis, renal/skin cancer and skin infections. Chiron’s early-stage research has been incorporated into the Pharmaceuticals Division research unit, the Novartis Institutes for BioMedical Research (NIBR). Since the acquisition, the income statement and cash flows from Chiron’s pharmaceuticals activities have been consolidated into the Division’s results.

On July 14, 2006, Novartis announced that its offer for the UK biopharmaceutical company NeuTec Pharma plc specialized in hospital anti-infectives, became unconditional and the company has been consolidated from this date. Novartis paid a total consideration of USD 606 million to fully acquire the company. NeuTec Pharma plc has had no post-acquisition sales, although expenses and cash flows were consolidated from the acquisition date. Goodwill at September 30, 2007, amounted to USD 138 million.

Vaccines and Diagnostics

Since the Chiron acquisition, the income statement and cash flows from the vaccines and diagnostics activities comprise the Division’s results. Goodwill on this transaction at September 30, 2007, amounted to USD 1.1 billion.

3. Principal currency translation rates

Nine months to September 30

	Average rates YTD 2007	Average rates YTD 2006	Period-end rates Sept 30, 2007	Period-end rates Sept 30, 2006

	USD	USD	USD	USD

1 CHF	0.821	0.794	0.853	0.800
1 EUR	1.344	1.244	1.417	1.268
1 GBP	1.987	1.817	2.022	1.871
100 JPY	0.839	0.863	0.868	0.848

Third quarter

	Average rates Q3 2007	Average rates Q3 2006	Period-end rates Sept 30, 2007	Period-end rates Sept 30, 2006

	USD	USD	USD	USD

1 CHF	0.834	0.808	0.853	0.800
1 EUR	1.374	1.274	1.417	1.268
1 GBP	2.020	1.874	2.022	1.871
100 JPY	0.850	0.860	0.868	0.848

4. Legal proceedings update

A number of our subsidiaries are the subject of various legal proceedings that arise from time to time in the ordinary course of business. While we do not believe that any of them will have a material adverse effect on our consolidated financial position, litigation is inherently unpredictable and excessive verdicts do occur. As a consequence, we may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on our consolidated results of operations in any particular period. Please consult the 2006 Annual Report (note 19 to the Group’s consolidated financial statements) for a summary of major legal proceedings. The following non-exhaustive list reflects recent developments in legal proceedings:

Product liability litigation

Zometa/Aredia

A Novartis subsidiary is now a defendant in approximately 331 cases brought in US courts by approximately 388 plaintiffs who claim to have experienced osteonecrosis of the jaw after treatment with Zometa/Aredia. Two of these cases purport to be class actions. In October 2007, a US district court denied a motion by the plaintiffs for certification of a dental monitoring class.

Gender discrimination

Certain female pharmaceutical sales representatives brought a lawsuit against, among others, several US Novartis subsidiaries, alleging that they were discriminated against because of their gender. The district court granted, in part, a plaintiffs’ motion for class certification against one of the US Novartis subsidiaries. The court dismissed all other US Novartis defendants from the case. The remaining US Novartis subsidiary has appealed the decision regarding class certification.

Patent litigation

Famvir

Famvir, a therapy for viral infections, is the subject of patent litigation in the US. The active ingredient is covered by a compound patent that expires in 2010 in the US and in 2008 in Europe, but expired in Canada in 2006. Various method-of-use patents expire in 2014 and 2015. Novartis initiated litigation against Teva for infringement of the compound patent. In August 2007, Teva Pharmaceuticals received final FDA approval for its generic version, which did not impact the validity of these patents and immediately started to ship its generic version. Novartis continues to vigorously defend its intellectual property rights.

Contact lenses

Rembrandt Vision Technologies filed a patent infringement suit against CIBA Vision in October 2005 in the US District Court for the Eastern District of Texas. The lawsuit involves CIBA Vision’s O2OPTIX and NIGHT & DAY contact lens products. The case is scheduled to be heard in a jury trial by this US court before the end of the year. Novartis continues to vigorously defend its intellectual property rights for these products.

5. Significant differences between IFRS and US Generally Accepted Accounting Principles (US GAAP)

The Group’s consolidated financial statements have been prepared in accordance with IFRS, which, as applied by the Group, differ in certain significant respects from US GAAP. The effects of the application of US GAAP to net income and equity are set out in the tables below.

For further comments regarding the nature of these adjustments, please consult note 33 in the Novartis 2006 Annual Report.

	YTD 2007 USD m	YTD 2006 USD m

Net income from continuing operations under IFRS	5 609	5 229
US GAAP adjustments:
Available-for-sale securities	99	-71
Inventory	-76	94
Intangible assets	-680	-712
Property, plant and equipment	23	48
Pensions and other post-employment benefits	-135	-129
Deferred taxes	57	-180
Share-based compensation	-1	-3
Currency translation		-4
Minority interests	-13	-18
Other	-196
Net income from continuing operations under US GAAP	4 687	4 254
Net income from discontinued operations under US GAAP	2 798	241
Net income under US GAAP	7 485	4 495

Basic earnings per share under US GAAP (USD)
– Total	3.21	1.92
– Continuing operations	2.01	1.82
– Discontinued operations	1.20	0.10
Diluted earnings per share under US GAAP (USD)
– Total	3.19	1.91
– Continuing operations	2.00	1.81
– Discontinued operations	1.19	0.10

	Sept 30, 2007 USD m	Sept 30, 2006 USD m

Equity under IFRS	49 493	38 590
US GAAP adjustments:
Available-for-sale securities	-35	-23
Inventory impairment reversal	-87	-20
Associated companies	-319	-299
Intangible assets	-2 485	2 194
Property, plant and equipment	-438	-389
Pensions and other post-employment benefits	13	3 139
Deferred taxes	221	-937
Share-based compensation	-140	-136
Minority interests	-175	-181
Other	-44
Total US GAAP adjustments	-3 489	3 348
Equity under US GAAP	46 004	41 938

Supplementary information (unaudited)

Condensed consolidated change in liquidity

Nine months to September 30

	YTD 2007	YTD 2006	Change
	USD m	USD m	USD m

Change in cash and cash equivalents	3 599	-2 308	5 907
Change in marketable securities, financial debt and financial derivatives	3 034	-862	3 896
Change in net liquidity	6 633	-3 170	9 803
Net liquidity at January 1	656	2 479	-1 823
Net liquidity/debt at September 30	7 289	-691	7 980

Third quarter

	Q3 2007	Q3 2006	Change
	USD m	USD m	USD m

Change in cash and cash equivalents	4 802	1 563	3 239
Change in marketable securities, financial debt and financial derivatives	2 390	-138	2 528
Change in net liquidity	7 192	1 425	5 767
Net liquidity/debt at July 1	97	-2 116	2 213
Net liquidity/debt at September 30	7 289	-691	7 980

Free cash flow

Nine months to September 30

	YTD 2007	YTD 2006	Change
	USD m	USD m	USD m

Cash flow from operating activities of continuing operations	6 247	5 935	312
Purchase of property, plant & equipment	-1 795	-1 117	-678
Purchase of intangible and financial assets	-684	-615	-69
Sale of property, plant & equipment, intangible and financial assets	559	205	354
Dividends	-2 598	-2 049	-549
Free cash flow from continuing operations	1 729	2 359	-630
Free cash flow from discontinued operations	53	306	-253
Total free cash flow	1 782	2 665	-883

Third quarter

	Q3 2007	Q3 2006	Change
	USD m	USD m	USD m

Cash flow from operating activities of continuing operations	2 327	2 339	-12
Purchase of property, plant & equipment	-650	-476	-174
Purchase of intangible and financial assets	-362	-142	-220
Sale of property, plant & equipment, intangible and financial assets	303	34	269
Free cash flow from continuing operations	1 618	1 755	-137
Free cash flow from discontinued operations	-58	114	-172
Total free cash flow	1 560	1 869	-309

Share information

	September 30, 2007	September 30, 2006

Number of shares outstanding (million)	2 295.2	2 348.7
Registered share price (CHF)	64.25	73.00
ADS price (USD)	54.96	58.44
Market capitalization (USD billion)	125.8	137.2
Market capitalization (CHF billion)	147.5	171.5

Impact of intangible asset charges and significant exceptional items – Nine months to September 30

	Pharmaceuticals		Vaccines and Diagnostics		Sandoz		Consumer Health continuing operations		Corporate		Total continuing operations

	YTD 2007	YTD 2006	YTD 2007	YTD 2006	YTD 2007	YTD 2006	YTD 2007	YTD 2006	YTD 2007	YTD 2006	YTD 2007	YTD 2006
	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m

Reported operating income	5 161	5 082	179	-28	789	532	727	687	-972	-356	5 884	5 917
Recurring amortization	311	177	215	104	214	206	64	64	3	7	807	558
Impairments	343	39			37	46	3	1			383	86
Intangible asset charges	654	216	215	104	251	252	67	65	3	7	1 190	644
Impairment charges on property, plant & equipment		-2			20	7					20	5
Impact of increasing acquisition-related inventory to selling price less distribution margin		81		93			6				6	174
Restructuring and acquisition-related integration expenses, net		113	12	29	13	54	3				28	196
Exceptional restructuring and acquisition related integration expenses, net		192	12	122	33	61	9				54	375
Exceptional gains from divesting brands, subsidiaries and financial investments	-166	-87									-166	-87
Impairment of financial assets	22	25			10	10			7	3	39	38
Environmental provision increase									590		590
Litigation and other settlements			-83								-83
Suspension of Zelnorm	87										87
Tekturna/Rasilez inventory provision	-107										-107
Release of Tricare revenue deduction accrual		-62										-62
France accounting irregularity						58						58
Other exceptional items	2	-37	-83		10	68			597	3	526	34
Total adjustments	490	284	144	226	294	381	76	65	600	10	1 604	966
Operating income excluding above items	5 651	5 366	323	198	1 083	913	803	752	-372	-346	7 488	6 883
Income from associated companies											308	193
Exceptional associated companies/ Chiron-related acquisition charges												53
Net financial income											110	50
Taxes (adjusted for above items)											-1 147	-1 254
Adjusted net income from continuing operations											6 759	5 925
Adjusted net income attributable to shareholders											6 746	5 907
Adjusted basic earnings per share from continuing operations											2.89	2.52

Impact of intangible asset charges and significant exceptional items – Third quarter

	Pharmaceuticals		Vaccines and Diagnostics		Sandoz		Consumer Health continuing operations		Corporate		Total continuing operations

	Q3 2007	Q3 2006	Q3 2007	Q3 2006	Q3 2007	Q3 2006	Q3 2007	Q3 2006	Q3 2007	Q3 2006	Q3 2007	Q3 2006
	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m

Reported operating income	1 541	1 779	172	10	228	87	244	241	-733	-138	1 452	1 979
Recurring amortization	106	78	72	79	70	68	23	23		3	271	251
Impairments	329	32			37	7	3				369	39
Intangible asset charges	435	110	72	79	107	75	26	23		3	640	290
Impairment charges on property, plant & equipment					2						2
Impact of increasing acquisition-related inventory to selling price less distribution margin		37		70			3				3	107
Restructuring and acquisition-related integration expenses, net		24	2	10	6	37					8	71
Exceptional restructuring and acquisition related integration expenses, net		61	2	80	8	37	3				13	178
Exceptional gains from divesting brands, subsidiaries and financial investments	-166										-166
Impairment of financial assets	19	6				10			3	1	22	17
Environmental provision increase									590		590
Zelnorm suspension	16										16
Release of Tricare revenue deduction accrual		-62										-62
France accounting irregularity						58						58
Other exceptional items	35	-56				68			593	1	628	13
Total adjustments	304	115	74	159	115	180	29	23	593	4	1 115	481
Operating income excluding above items	1 845	1 894	246	169	343	267	273	264	-140	-134	2 567	2 460
Income from associated companies											116	88
Net financial income											43	-4
Taxes (adjusted for above items)											-313	-415
Adjusted net income from continuing operations											2 413	2 129
Adjusted net income attributable to shareholders											2 410	2 126
Adjusted basic earnings per sharefrom continuing operations											1.04	0.91

Supplementary tables: Nine months to September 30, 2007 – Net sales of top 20 pharmaceutical products (unaudited)

		US		Rest of world		Total

Brands	Therapeutic area	USD m	% change in local currencies	USD m	% change in local currencies	USD m	% change in USD	% change in local currencies

Diovan/Co-Diovan	Hypertension	1 633	21	2 024	14	3 657	19	17
Gleevec/Glivec	Chronic myeloid leukemia	513	12	1 691	15	2 204	19	14
Zometa	Cancer complications	481	-8	473	6	954	1	-2
Sandostatin (group)	Acromegaly	300	12	449	5	749	12	8
Neoral/Sandimmun	Transplantation	82	-13	618	1	700	3	-1
Femara	Breast cancer	304	24	375	30	679	32	27
Lotrel	Hypertension	660	-34			660	-34	-34
Trileptal	Epilepsy	452	12	142	5	594	12	10
Voltaren (group)	Inflammation/pain	7	17	545	4	552	8	4
Lamisil (group)	Fungal infections	269	-40	260	-17	529	-30	-31
Top ten products total		4 701	-2	6 577	10	11 278	7	4
Lescol	Cholesterol reduction	158	-19	344	-7	502	-8	-11
Exelon	Alzheimer’s disease	157	14	304	14	461	19	14
Tegretol (incl. CR/XR)	Epilepsy	94	7	210	0	304	6	2
Comtan/Stalevo (group)	Parkinson’s disease	131	13	172	24	303	23	19
Ritalin (group)	Attention deficit/hyperactive disorder	216	17	55	8	271	16	15
Foradil	Asthma	17	70	250	2	267	12	5
Exjade (group)	Iron chelator	132	61	123	NM	255	174	167
Lucentis	Age-related macular degeneration			223	NM	223	NM	NM
Miacalcic	Osteoporosis	114	-25	97	-13	211	-18	-20
Famvir	Viral infections	130	8	71	-14	201	2	0
Top 20 products total		5 850	-1	8 426	12	14 276	10	7
Rest of portfolio		911	-15	2 686	5	3 597	3	-1
Total Division sales		6 761	-3	11 112	10	17 873	8	5

NM – Not meaningful

Supplementary tables: Third quarter 2007 – Net sales of top 20 pharmaceutical products (unaudited)

		US		Rest of world		Total

Brands	Therapeutic area	USD m	% change in local currencies	USD m	% change in local currencies	USD m	% change in USD	% change in local currencies

Diovan/Co-Diovan	Hypertension	564	14	703	13	1 267	16	14
Gleevec/Glivec	Chronic myeloid leukemia	180	7	603	16	783	20	14
Zometa	Cancer complications	162	-5	156	0	318	0	-3
Sandostatin (group)	Acromegaly	102	7	156	8	258	12	8
Neoral/Sandimmun	Transplantation	26	-16	217	4	243	6	1
Femara	Breast cancer	105	17	135	27	240	27	22
Lotrel	Hypertension	66	-81			66	-81	-81
Trileptal	Epilepsy	152	12	46	-1	198	10	9
Voltaren (group)	Inflammation/pain	5	0	191	5	196	12	7
Lamisil (group)	Fungal infections	7	-96	90	-23	97	-64	-65
Top ten products total		1 369	-19	2 297	9	3 666	-1	-4
Lescol	Cholesterol reduction	51	-32	112	-8	163	-14	-18
Exelon	Alzheimer’s disease	59	9	105	8	164	15	9
Tegretol (incl. CR/XR)	Epilepsy	31	7	69	-2	100	5	0
Comtan/Stalevo (group)	Parkinson’s disease	44	2	59	19	103	16	11
Ritalin (group)	Attention deficit/hyperactive disorder	59	-6	19	17	78	-1	-2
Foradil	Asthma	7	133	80	2	87	16	7
Exjade (group)	Iron chelator	47	31	51	686	98	128	123
Lucentis	Age-related macular degeneration			122	NM	122	NM	NM
Miacalcic	Osteoporosis	36	-23	32	-8	68	-13	-17
Famvir	Viral infections	35	-20	24	-12	59	-14	-17
Top 20 products total		1 738	-17	2 970	14	4 708	3	0
Rest of portfolio		279	-21	898	-3	1 177	-4	-8
Total Division sales		2 017	-17	3 868	9	5 885	2	-2

NM – Not meaningful

Nine months to Sept 30 – Pharmaceutical net sales by therapeutic area (unaudited)

	YTD 2007	YTD 2006	% change
	USD m	USD m	USD

Cardiovascular
Diovan	3 657	3 071	19
Lotrel	660	998	-34
Exforge	52	7	NM
Tekturna/Rasilez	20		NM
Other	4		NM
Total strategic franchise products	4 393	4 076	8
Mature products (including Lescol)	1 118	1 144	-2
Total Cardiovascular products	5 511	5 220	6

Oncology
Gleevec/Glivec	2 204	1 852	19
Zometa	954	944	1
Sandostatin (group)	749	670	12
Femara	679	515	32
Exjade	255	93	174
Other	206	221	-7
Total Oncology products	5 047	4 295	18

Neuroscience
Trileptal	594	532	12
Exelon	461	387	19
Tegretol	304	287	6
Comtan (group)	303	247	23
Ritalin (group)	271	234	16
Other	319	241	32
Total strategic franchise products	2 252	1 928	17
Mature products	315	330	-5
Total Neuroscience products	2 567	2 258	14

Respiratory
Foradil	267	239	12
TOBI/Tobramycin(1)	201	107	88
Xolair	100	67	49
Other	60	50	20
Total strategic franchise products	628	463	36
Mature products	70	77	–9
Total Respiratory products	698	540	29

Ophthalmics/Dermatology/Gastrointestinal/Urology (ODGU)
Lucentis	223	8	NM
Elidel	133	132	1
Zelnorm/Zelmac	83	408	-80
Enablex/Emselex	128	76	68
Other	460	546	-16
Total strategic franchise products	1 027	1 170	-12
Mature products (including Lamisil)	615	838	-27
Total ODGU products	1 642	2 008	-18

Arthritis/Bone/Pain
Prexige	81	29	179
Other	11	2	450
Total strategic franchise products	92	31	197
Mature products (including Voltaren)	1 068	1 066	0
Total Arthritis/Bone/Pain products	1 160	1 097	6

Infectious Diseases, Transplantation & Immunology (IDTI)
Neoral/Sandimmun	700	678	3
Other	321	239	34
Total strategic franchise products	1 021	917	11
Mature products	227	192	18
Total IDTI products	1 248	1 109	13

Total strategic franchise products	14 460	12 880	12
Total mature products	3 413	3 647	-6
Total Division net sales	17 873	16 527	8

(1)  Acquired on April 20, 2006, through the purchase of Chiron

NM — Not meaningful

Third quarter  –  Pharmaceutical net sales by therapeutic area (unaudited)

	Q3 2007	Q3 2006	% change
	USD m	USD m	USD

Cardiovascular
Diovan	1 267	1 088	16
Lotrel	66	355	-81
Exforge	25	3	NM
Tekturna/Rasilez	9		NM
Other	2		NM
Total strategic franchise products	1 369	1 446	-5
Mature products (including Lescol)	369	389	-5
Total Cardiovascular products	1 738	1 835	-5

Oncology
Gleevec/Glivec	783	653	20
Zometa	318	317	0
Sandostatin (group)	258	231	12
Femara	240	189	27
Exjade	98	43	128
Other	68	74	–8
Total Oncology products	1 765	1 507	17

Neuroscience
Trileptal	198	180	10
Exelon	164	143	15
Tegretol	100	95	5
Comtan (group)	103	89	16
Ritalin (group)	78	79	-1
Other	104	102	2
Total strategic franchise products	747	688	9
Mature products	105	108	-3
Total Neuroscience products	852	796	7

Respiratory
Foradil	87	75	16
TOBI/Tobramycin(1)	67	63	6
Xolair	36	26	38
Other	20	16	25
Total strategic franchise products	210	180	17
Mature products	18	21	-14
Total Respiratory products	228	201	13

Ophthalmics/Dermatology/Gastrointestinal/Urology (ODGU)
Lucentis	122	5	NM
Elidel	39	41	-5
Zelnorm/Zelmac	-8	145	NM
Enablex/Emselex	47	29	62
Other	142	159	-11
Total strategic franchise products	342	379	-10
Mature products (including Lamisil)	127	298	-57
Total ODGU products	469	677	-31

Arthritis/Bone/Pain
Prexige	29	15	93
Other	6	1	NM
Total strategic franchise products	35	16	119
Mature products (including Voltaren)	366	355	3
Total Arthritis/Bone/Pain products	401	371	8

Infectious Diseases, Transplantation & Immunology (IDTI)
Neoral/Sandimmun	243	229	6
Other	119	91	31
Total strategic franchise products	362	320	13
Mature products	70	69	1
Total IDTI products	432	389	11

Total strategic franchise products	4 830	4, 536	6
Total mature products	1 055	1 240	-15
Total Division net sales	5 885	5 776	2

(1)  Acquired on April 20, 2006, through the purchase of Chiron

NM – Not meaningful

Net sales by region (unaudited)

Nine months to September 30

	YTD 2007	YTD 2006	% change		YTD 2007	YTD 2006

	USD m	USD m	USD	local currencies	% of total	% of total

Pharmaceuticals
US	6 761	6 951	-3	-3	38	42
Rest of world	11 112	9 576	16	10	62	58
Total	17 873	16 527	8	5	100	100

Vaccines and Diagnostics
US	448	232	93	93	43	46
Rest of world	606	269	125	121	57	54
Total	1 054	501	110	108	100	100

Sandoz
US	1 457	1 126	29	29	28	26
Rest of world	3 741	3 180	18	10	72	74
Total	5 198	4 306	21	15	100	100

Consumer Health(1)
US	2 499	2 642	-5	-5	44	47
Rest of world	3 245	2 991	8	3	56	53
Total	5 744	5 633	2	-1	100	100

Group(1)
US	11 165	10 951	2	2	37	41
Rest of world	18 704	16 016	17	11	63	59
Total	29 869	26 967	11	7	100	100

(1)  Includes both Consumer Health Division continuing and discontinued operations

Net sales by region (unaudited)

Third quarter

	Q3 2007	Q3 2006	% change		Q3 2007	Q3 2006

	USD m	USD m	USD	local currencies	% of total	% of total

Pharmaceuticals
US	2 017	2 441	-17	-17	34	42
Rest of world	3 868	3 335	16	9	66	58
Total	5 885	5 776	2	-2	100	100

Vaccines and Diagnostics
US	302	186	62	62	53	50
Rest of world	270	188	44	41	47	50
Total	572	374	53	52	100	100

Sandoz
US	504	377	34	33	28	26
Rest of world	1 279	1 048	22	13	72	74
Total	1 783	1 425	25	18	100	100

Consumer Health(1)
US	700	881	-21	-21	41	46
Rest of world	988	1 028	-4	-10	59	54
Total	1 688	1 909	-12	-15	100	100

Group(1)
US	3 523	3 885	-9	-9	35	41
Rest of world	6 405	5 599	14	7	65	59
Total	9 928	9 484	5	1	100	100

(1)  Includes both Consumer Health Division continuing and discontinued operations

Quarterly analysis

Key figures by quarter(1)

	Q3 2007	Q2 2007	Change
	USD m	USD m	USD m	%

Net sales	9 928	10 122	-194	-2
Operating income	7 395	2 216	5 179	234
Financial income	109	90	19	21
Interest expense	-66	-57	-9	16
Taxes	-686	-328	-358	109
Net income	6 868	2 016	4 852	241

(1)  Includes both Consumer Health Division continuing and discontinued operations

Net sales by region(1)

	Q3 2007	Q2 2007	Change
	USD m	USD m	USD m	%

US	3 523	3 742	-219	-6
Europe	3 994	4 010	-16
Rest of world	2 411	2 370	41	2
Total	9 928	10 122	-194	-2

(1)  Includes both Consumer Health Division continuing and discontinued operations

Net sales by Division

	Q3 2007	Q2 2007	Change
	USD m	USD m	USD m	%

Pharmaceuticals	5 885	6 065	-180	-3
Vaccines and Diagnostics	572	251	321	128
Sandoz	1 783	1 719	64	4
Consumer Health continuing operations	1 373	1 365	8	1
Net sales from continuing operations	9 613	9 400	213	2
Discontinued Consumer Health operations	315	722	-407	-56
Total	9 928	10 122	-194	-2

Operating income by Division

	Q3 2007	Q2 2007	Change
	USD m	USD m	USD m	%

Pharmaceuticals	1 541	1 767	-226	-13
Vaccines and Diagnostics	172	-20	192
Sandoz	228	243	-15	-6
Consumer Health continuing operations	244	243	1
Corporate income & expense, net	-143	-136	-7	5
Operating income from continuing operations excluding environmental charge	2 042	2 097	-55	-3
Corporate environmental provision increase	-590		-590
Operating income from continuing operations	1 452	2 097	-645
Discontinued Consumer Health operations	5 943	119	5 824
Total	7 395	2 216	5 179

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date:	October 19, 2007	By:	/s/ MALCOLM B. CHEETHAM

		Name:	Malcolm B. Cheetham
		Title:	Head Group Financial
Reporting and Accounting